UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

CADBURY PLC
(Name of Subject Company)

CADBURY PLC
(Name of Person Filing Statement)

Ordinary Shares of 10p each
American Depositary Shares, each representing 4 Ordinary Shares, 10p per Ordinary Share
(Title of Class of Securities)

12721E102
(American Depositary Shares)
(CUSIP Number of Class of Securities)

Henry A. Udow
Chief Legal Officer & Group Secretary
Cadbury plc
Cadbury House, Sanderson Road, Uxbridge UB8 1DH
United Kingdom
01144 895 615000

Copy to:

Creighton O’M. Condon
Shearman & Sterling (London) LLP
Broadgate West
9 Appold Street
London EC2A 2AP
United Kingdom
01144 20 7655 5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
On Behalf of the Person Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
SIGNATURE

This Amendment No. 11 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Cadbury plc, a public limited company organized under the laws of England and Wales (“Cadbury”), with the Securities and Exchange Commission on December 14, 2009, relating to the offer by Kraft Foods Inc., a Virginia corporation (“Kraft Foods”), as disclosed in the Tender Offer Statement on Schedule TO, dated December 4, 2009, as amended, to exchange each outstanding ordinary share of 10p each of Cadbury (“Cadbury Shares”), including Cadbury Shares represented by American Depositary Shares (“Cadbury ADSs”), for 500 pence in cash and 0.1874 shares of Class A common stock, without par value, of Kraft Foods (“Kraft Foods Shares”), upon the terms and subject to the conditions set forth in (i) the Preliminary Prospectus/Offer to Exchange, dated December 4, 2009, as amended on December 23, 2009 and January 19, 2010 (as amended, the “Exchange Offer”) and (ii) the related Form of Acceptance and ADS Letter of Transmittal (which, together with the Exchange Offer and any amendments or supplements thereto from time to time, constitute the “Offer”). Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Purpose of Amendment

This Amendment No. 11 to Schedule 14D-9 is being filed by Cadbury in connection with the revised offer made by Kraft Foods on January 19, 2010. The purpose of this amendment is to amend and supplement Items 2 and 4 in the Statement.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Item 2 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

On January 19, 2010, Kraft Foods announced the detailed terms of a recommended final offer for Cadbury under which holders of Cadbury Shares (“Cadbury Shareholders”) will be entitled to receive 500 pence in cash and 0.1874 Kraft Foods Shares for each Cadbury Share and holders of Cadbury ADSs (“Cadbury ADS Holders” and, together with Cadbury Shareholders, “Cadbury Securityholders”) will be entitled to receive 2,000 pence in cash and 0.7496 Kraft Foods Shares for each Cadbury ADS (the “Final Offer”). In addition, Cadbury Shareholders will be entitled to receive 10 pence per Cadbury Share by way of a special dividend following the date on which the Final Offer becomes or is declared unconditional.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

Through January 18, 2010, Cadbury and its financial and legal advisers had further discussions with a potential third party bidder and its financial and legal advisers regarding the terms and conditions of a possible proposal by the potential third party bidder to acquire Cadbury. To date, no such proposal has been made by this potential third party bidder.

On the morning of January 18, 2010, Ms. Irene Rosenfeld, Chairman and Chief Executive Officer of Kraft Foods, met with Mr. Roger Carr, Chairman of Cadbury, and certain of their respective advisors in London to discuss an increased offer. Ms. Rosenfeld and Mr. Carr and their advisors met several times throughout the day and negotiated the terms of a revised offer in which Cadbury Shareholders would be entitled to receive 500 pence in cash and 0.1874 Kraft Foods Shares for each Cadbury Share and Cadbury ADS Holders would be entitled to receive 2,000 pence in cash and 0.7496 Kraft Foods Shares for each Cadbury ADS. In addition, Cadbury Shareholders will be entitled to receive 10 pence per Cadbury Share by way of a special dividend following the date on which the Final Offer becomes or is declared unconditional.

Later that evening the Cadbury board met, including with its financial and legal advisers, to consider Kraft Foods’ revised offer.

The board of Cadbury, which has been so advised by Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Investment Bank, considers the terms of the Final Offer to be fair and reasonable. In providing their financial advice to the board of Cadbury, Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Investment Bank have taken into account the board’s commercial assessments.

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Accordingly the board of Cadbury unanimously recommends Cadbury Securityholders to accept the terms of the Final Offer.

On January 19, 2010, Kraft Foods publicly announced the terms of the Final Offer and the unanimous recommendation by the Cadbury board that Cadbury Securityholders accept the terms of the Final Offer.

The Cadbury board’s unanimous decision to recommend that Cadbury Securityholders accept the terms of the Final Offer is based on, among others, the reasons set forth below:

•	the Final Offer represents a premium of 48% over the closing middle market price of Cadbury Shares on the London Stock Exchange on September 4, 2009, the last full trading day prior to Kraft Foods’ first public announcement of a possible offer for Cadbury, which was 568 pence per Cadbury Share;

•	the Final Offer represents a premium of 51% over the average daily closing middle market price for Cadbury Shares on the London Stock Exchange during the 90-day period ended on September 4, 2009, which was 555 pence per Cadbury Share;

•	the Final Offer represents a premium of 13% over the offer price proposed in Kraft Foods’ first public announcement of a possible offer for Cadbury, which was 745 pence per Cadbury Share;

•	the premiums offered are in the higher end of the range for premiums paid in takeovers of FTSE100 UK public companies; and

•	the Final Offer, when taken with the 10p special dividend, represents a multiple of 13.0x Cadbury’s underlying 2009 EBITDA based on the closing share price of $29.58 per Kraft Foods Share on January 15, 2010, and an exchange rate of USD 1.63 to GBP 1.00 as at January 18, 2010.

To the knowledge of Cadbury, Cadbury’s directors and executive officers currently intend to accept the Offer in respect of their own shareholdings.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

JM Mills, Director of Group Secretariat
(Name and Title)

January 20, 2010
(Date)

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